UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/25 (MM/DD/YY) AND ENDING 03/31/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TULLY AND HOLLAND INCORPORATED

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

501 BOYLSTON STREET, 10TH FLOOR
(No. and Street)

BOSTON	MA	02116
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

TIMOTHY TULLY	(781) 239-2900	TTULLY@TULLYANDHOLLAND.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MILLER WACHMAN LLP
(Name – if individual, state last, first, and middle name)

100 CAMBRIDGE STREET, SUITE 1302	BOSTON	MA	02114
(Address)	(City)	(State)	(Zip Code)

11/22/2003	566
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TIMOTHY TULLY, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TULLY AND HOLLAND INCORPORATED, as of 03/31, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BRIAN D. WODAR
Commission # HH 803892
My Commission Expires:
May 17, 2030
NOTARY PUBLIC STATE OF FLORIDA

Signature: [signature]

Title:
PRESIDENT

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TULLY AND HOLLAND INCORPORATED

FINANCIAL STATEMENTS

MARCH 31, 2026



Miller Wachman LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Tully and Holland Incorporated

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Tully and Holland Incorporated as of March 31, 2026, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Tully and Holland Incorporated as of March 31, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Tully and Holland Incorporated's management. Our responsibility is to express an opinion on Tully and Holland Incorporated's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tully and Holland Incorporated in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1 (Schedule I) and computation for determination of reserve and information relating to possession and control requirements for broker dealers under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) has been subjected to audit procedures performed in conjunction with the audit of Tully and Holland Incorporated's financial statements. The supplemental information is the responsibility of Tully and Holland Incorporated's management. Our audit procedures included determining whether the supplemental

information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1 and computation for determination of reserve and information relating to possession and control requirements for broker dealers under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Miller Wachman, LLP

Miller Wachman, LLP

We have served as Tully and Holland Incorporated's auditor since 2026.

Boston, Massachusetts

May 26, 2026

TULLY AND HOLLAND INCORPORATED
STATEMENT OF FINANCIAL CONDITION
March 31, 2026

ASSETS

Cash	$	815,604
Accounts receivable - non customers		5,103
Other assets		20,028
	$	840,735

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable, accrued expenses, and other liabilities	$	14,279

Stockholder's equity:

Common stock, $.01 par value, 1,000 shares authorized, 300 shares issued and outstanding		3
Additional paid-in capital		389,198
Retained earnings		536,072
Less 200 shares of common stock in treasury, at cost		(98,817)
Total stockholder's equity		826,456
	$	840,735

The accompanying notes are an integral part of these financial statements.

TULLY AND HOLLAND INCORPORATED
STATEMENT OF OPERATIONS
For the year ended March 31, 2026

Revenues:	
Advisory fees	$ 1,735,000
Interest income	5,408
	1,740,408
Expenses:	
Employee compensation and benefits	544,233
Officers compensation and benefits	177,264
Communications and data processing	33,736
Occupancy	81,623
Insurance	15,477
Payroll Taxes	51,430
Professional Fees	94,385
Profit Sharing	91,268
Travel and entertainment	22,303
Other expenses	87,439
	1,199,158
Income before income taxes	541,250
Provision for income taxes	57,500
Net Income	$ 483,750

The accompanying notes are an integral part of these financial statements.

TULLY AND HOLLAND INCORPORATED
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the year ended March 31, 2026

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholder's Equity
Balance, April 1, 2025	$ 3	$ 389,198	$ 52,322	$ (98,817)	$ 342,706
Net Income	-	-	483,750	-	483,750
Balance, March 31, 2026	$ 3	$ 389,198	$ 536,072	$ (98,817)	$ 826,456

The accompanying notes are an integral part of these financial statements

TULLY AND HOLLAND INCORPORATED
STATEMENT OF CASH FLOWS
For the year ended March 31, 2026

Cash flows provided by operating activities:	
Net Income	$ 483,750
Adjustments to reconcile net income to	
net cash provided by operating activities:	-
(Increase) Decrease in operating assets:	
Decrease in accounts receivable - non customers	7,354
Decrease in other assets	1,181
Increase (Decrease) in operating liabilities:	
Increase in accounts payable and accrued expenses	13,059
Net cash provided by operating activities	505,344
Cash at March 31, 2025	310,260
Cash at March 31, 2026	$ 815,604
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 57,500

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

Advisory Fees

The Company provides advisory services on mergers and acquisitions (M&A). Revenue is recognized in accordance with ASC Topic 606, *Revenue from Contracts with Customers*, using its 5-step recognition criteria process. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure the progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. Performance obligations for retainers are considered separate and distinct from those related to success fees, as the benefits received from those performance obligations contain stand-alone value.

Accounts Receivable – Non Customers

Management closely monitors outstanding accounts receivable, and charges off to expense all balances that are determined to be uncollectable.

Property and Equipment

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the accelerated method over the estimated useful lives of the assets.

Income Taxes

The Company, with the consent of its sole shareholder, has made an election under Subchapter S of the Internal Revenue Code, not to be subject to federal income taxes at the corporate level. Pursuant to this election, the income or loss of the Company is included in the taxable income of the individual stockholder. Consequently, the statement of income contains no provision for federal income taxes.

The Company's tax years subject to examination by regulatory authorities are from December 31, 2022 and after.

The Company is liable for Massachusetts excise taxes. Accordingly, this tax has been included in the accompanying financial statements.

NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investment, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes.   Actual results could differ from these estimates.

NOTE 2 -   PROPERTY AND EQUIPMENT

Major classifications of property and equipment are as follows:

Computer equipment	$ 76,086
Furniture, fixtures and equipment	113,485
	189,571
Less: Accumulated depreciation	189,571
	$ -

Depreciation expense for the year ended March 31, 2026 was $0.

NOTE 3 -   NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2026 the Company had net capital of $801,326 which was $796,326 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .0178 to 1.

NOTE 4 -   OPERATING LEASE

The Company conducts its operations from offices that were leased at $6,802 per month. Occupancy expense for the year ended March 31, 2026 was $81,623. The lease terminated in September 2025.

The Company signed a new short-term lease for its office in September 2025. The Company has elected, for all underlying classes of assets, not to recognize ROU assets & lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement.

NOTE 5-   OFF- BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company at times maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 6 -   RELATED PARTY TRANSACTIONS

The Company reimburses the shareholder for automobile expenses at a rate of $1,350 per month. The reimbursement totaled $16,200 for the year ended March 31, 2026.

NOTE 7 -   EMPLOYEE BENEFIT PLANS

The Company has an incentive savings plan covering all eligible employees. The Company may contribute to the plan an amount designated by management of the Company to the extent permissible under the Internal Revenue Code. For the year ended March 31, 2026, the Company contributed $91,268 to the plan.

NOTE 8 -   COMMITMENTS AND CONTINGENCIES

As of March 31, 2026, there were no material contingencies or guarantees that require disclosure.

NOTE 9 -   SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including advisory services on merger and acquisitions for clients.

The accounting policies for fees are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for the agency fee segment and decides how to allocate resources based on net income that is reported on the income statement. The measurement of segment assets is reported on the balance sheet as total assets.

The chief operating decision maker uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the agency fee segment or into other parts of the entity. The chief operating decision maker also uses net income in competitive analysis by benchmarking competitors.

The Company derives revenue primarily from North America. The Company's chief operating decision maker is the managing member.

NOTE 10 -   SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 26, 2026 the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

TULLY AND HOLLAND INCORPORATED

SUPPLEMENTARY SCHEDULES

MARCH 31, 2026

TULLY AND HOLLAND INCORPORATED
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1
MARCH 31, 2026

Aggregate indebtedness:		
Accounts payable and accrued expenses	$	14,279
Stockholder's equity:		
Common stock	$	3
Additional paid-in capital		389,198
Retained earnings	$	536,072
Treasury stock		(98,817)
		826,456
Adjustments to stockholder's equity:		
Accounts receivable - non customers(net)	$	(5,103)
Property and equipment		-
Other assets		(20,028)
Net capital, as defined	$	801,325
Net capital requirement	$	5,000
Net capital in excess of requirement	$	796,325
Ratio of aggregate indebtedness to net capital		.0178 to 1
Reconciliation with Company's computation included in Part IIA of Form 17a-5(a) as of March 31, 2026		
as reported in Company's (unaudited) focus report	$	801,326
Net audit adjustments		-
Decrease in non-allowable assets		-
Net Capital per above	$	801,326

See Report of Independent Registered Public Accounting Firm

SCHEDULE II

TULLY AND HOLLAND INCORPORATED

COMPUTATION FOR DETERMINATION OF RESERVE
AND INFORMATION RELATED TO POSSESSION
OR CONTROL REQUIREMENTS FOR BROKER/DEALERS UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

MARCH 31, 2026

Tully and Holland Incorporated is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.



Miller Wachman LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Tully and Holland Incorporated

We have reviewed management's statements, included in the accompanying Exemption Report in which Tully and Holland Incorporated (the" Company") identified it was filing the exemption report solely to be in compliance with 17 C.F.R. § 240.17a-5 (d)(1) and (4). Tully and Holland, Incorporated does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to fees earned from advisory services including mergers and acquisitions, restructuring, valuation and capital raising services for clients and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as identified in Rule 15c3-3 throughout the most recent fiscal year. Tully and Holland Incorporated's management is responsible for compliance with Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tully and Holland Incorporated's compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Miller Wachman, LLP

Miller Wachman, LLP

Boston, Massachusetts

May 26, 2026

TULLY AND HOLLAND INCORPORATED

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES EXCHANGE COMMISSION

MARCH 31, 2026

Tully and Holland Incorporated (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5), "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1.) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2.) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to fees earned from advisory services including mergers and acquisitions, restructuring, valuation and capital raising services for clients and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c-3) throughout the most recent fiscal year.

I, Timothy Tully, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct without exception.

Timothy W. Tully
President